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                     April 26, 2024

       Jacob Sayer
       Chief Financial Officer
       Form 10-K for the year ended December 31, 2023
       2000 Center Drive, Suite East A401
       Hoffman Estates, Illinois 60192

                                                        Re: Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-38952

       Dear Jacob Sayer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing